Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-287303
Dated May 12, 2026

CAPPED LEVERAGED INDEX RETURN NOTES® WITH ABSOLUTE RETURN BUFFER

Capped Leveraged Index Return Notes® with Absolute Return Buffer Linked to an International Equity Index Basket
Issuer	Barclays Bank PLC (“Barclays”). References on this page to “we,” “us” or “our” mean Barclays.
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An international equity index basket (the “Basket”) composed of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE China 50 Index (Bloomberg symbol: “XIN0I”). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the FTSE China 50 Index will be given an initial weight of 5.00%.
Payout Profile at Maturity

•  [1.01 - 1.21]-to-1 upside exposure to increases in the Basket, subject to the Capped Value

•  A positive return equal to the absolute value of the percentage decline in the Basket only if the Basket does not decline by more than 10.00% (e.g., if the negative return of the Basket is -5.00%, you will receive a positive return of +5.00%)

•  1-to-1 downside exposure to decreases in the Basket beyond a 10.00% decline, with 90.00% of your principal at risk

Capped Value	$12.50 per unit, a return of 25.00% over the principal amount
Participation Rate	[101.00% to 121.00%], to be determined on the pricing date
Threshold Value	90.00% of the Starting Value
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/000095010326007085/dp246497_424b2-8848baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•      Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•      Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•      Your investment return based on any increase in the value of the Basket is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the securities included in the Basket Components.

•      Your potential for a positive return based on the depreciation of the Basket is limited and may be less than that of a comparable investment that takes a short position directly in the Basket (or the securities included in the Basket Components). The absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 90.00% of the Starting Value, any positive return due to the depreciation of the Basket will be limited to 10.00%. Any decline in the Ending Value from the Starting Value by more than 10.00% will result in a loss, rather than a positive return, on the notes.

•      Changes in the level of one Basket Component may be offset by changes in the levels of the other Basket Components.

•      Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•      The initial estimated value of the notes on the pricing date is expected to be lower than their public offering price.

•      If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•      A trading market is not expected to develop for the notes.

•      Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the securities included in the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•      There may be potential conflicts of interest involving the calculation agents, which are Barclays and BofAS.

•      The relevant index sponsor may adjust a Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.

•      You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•      While we, MLPF&S, BofAS or our respective affiliates may from time to time own the securities included in the Basket Components, except to the extent that the common stock of Barclays PLC is included in the FTSE® 100 Index, we, MLPF&S, BofAS and our respective affiliates do not control the issuers of those securities, and have not verified any disclosure made by any other company.

•      Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components.

•      The U.S. federal income tax consequences of an investment in the notes are uncertain.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.000	-90.00%
-50.00%	$6.000	-40.00%
-30.00%	$8.000	-20.00%
-20.00%	$9.000	-10.00%
-10.00%(1)	$11.000(2)	10.00%
-5.00%	$10.500	5.00%
-3.00%	$10.300	3.00%
0.00%	$10.000	0.00%
2.00%	$10.222	2.22%
3.00%	$10.333	3.33%
5.00%	$10.555	5.55%
10.00%	$11.110	11.10%
20.00%	$12.220(3)	22.20%
22.53%	$12.500	25.00%
30.00%	$12.500	25.00%
50.00%	$12.500	25.00%
100.00%	$12.500	25.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value

(2)	Any positive return based on the depreciation of the Basket cannot exceed the return represented by the Threshold Value.

(3)	Any positive return based on the appreciation of the Basket cannot exceed the return represented by the Capped Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays's Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.